Exhibit 99.1

ParcelPal Announces Agreement with One of Vancouver’s Leaders in the Meal Kit Delivery Space

Vancouver, British Columbia – March 8, 2021 – ParcelPal Technology Inc. (“ParcelPal” or the “Company”), (PKG:CSE) (FSE:PT0) (OTC:PTNYF) is pleased to announce the signing of an agreement to provide delivery services to Oco Meals, one of Vancouver’s fastest growing and trusted providers of meal kits.  Oco Meals is a meal prep company that offers a weekly subscription service where they prepare and deliver pre-cooked meals that are made by small restaurant and catering chefs locally in Vancouver.

ParcelPal will be providing next day delivery to Oco’s customers in the greater Vancouver area.  CEO Rich Wheeless stated, “During the COVID-19 pandemic, many consumers behaviours have shifted and, as a result, the meal kit delivery service has been one area that has continued to see significant growth for us. Additionally, many people around the country have multiple chronic health conditions and, as such, they are particularly vulnerable to COVID-19, among other medical conditions. Therefore, it is all the more important that they continue to have safe access to good and nutritious food and in a timely manner.  I am extremely proud that we are able to provide this vital service during this time and well beyond.”

The Company looks forward to providing further material updates as they occur.

About ParcelPal Technology Inc.

ParcelPal is a leader in the growing technology and logistics industry.  ParcelPal is a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in cities including Vancouver, Calgary, Toronto and soon in other major cities Canada-wide.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

The Canadian Securities Exchange (“CSE”) or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.

CSE – Symbol: PKG
FSE – Symbol: PT0
OTC – Symbol: PTNYF

Contact: re: Investor Inquiries - info@parcelpal.com

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward looking statement will materialize and the reader is cautioned not to place undue reliance on any forward looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.